SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                   (Rule 13D)

                   Under the Securities Exchange Act of 1934

                             BEI Technologies, inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05538P104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Juan Pedro Salazar
                   Senior Vice President and General Counsel
                             Schneider Electric SA
                  43-45, bd. Franklin Roosevelt B.P. 236 92504
                             Rueil Malmaison Cedex
                                     France
                              33 (0) 1 41 29 70 00
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               With a copies to:
 -------------------------------------------  --------------------------------
                Randall Doud, Esq.                    Howie Japlon, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP      Beacon Purchaser Corporation
                Four Times Square                  1415 South Roselle Road
            New York, New York 10036            Palatine, Illinois 60067-7399
                 (212) 735-3000                        (847) 397-2600

                                 July 21, 2005
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Schneider Electric SA
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
                               7.      Sole Voting Power

                                       0
                               -------------------------------------------------
                               8.      Shared Voting Power
Number of
Shares                                 3,205,758 (1)
Beneficially                   -------------------------------------------------
Owned by                       9.      Sole Dispositive Power
Each
Reporting                              0
Person with                    -------------------------------------------------
                               10.     Shared Dispositive Power

                                       0
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

           3,205,758
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                         [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          21.3% (2)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------
(1) Based on (i) 3,116,102 outstanding shares of Common Stock of the Issuer, including 201,783 shares of unvested restricted stock with voting rights and
(ii) 89,656 shares of Common Stock that are issuable pursuant to the exercise of stock options and acquirable within 60 days of July 21, 2005, beneficially owned in the aggregate, as of July 21, 2005, by (i) Charles Crocker, (ii) Asad Madni and (iii) John LaBoskey, as represented and warranted in the Transaction Support Agreements (as defined in Item 3 below).

(2) Based on 15,067,980 shares of Common Stock, which includes (i) 14,978,324 shares of Common Stock issued and outstanding as of July 19, 2005, including 565,466 shares of unvested restricted stock with voting rights, as represented and warranted in the Merger Agreement (as defined in Item 4 below) and (ii) 89,656 shares of Common Stock assumed to be issued pursuant to the exercise of stock options subject to Transaction Support Agreements and that are acquirable within 60 days of July 21, 2005.

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Beacon Purchaser Corporation
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                            7.      Sole Voting Power

                                    0
                            ----------------------------------------------------
Number of                   8.      Shared Voting Power
Shares
Beneficially                        3,205,758 (1)
Owned by                    ----------------------------------------------------
Each                        9.      Sole Dispositive Power
Reporting
Person with                         0
                            ----------------------------------------------------
                            10.     Shared Dispositive Power

                                    0
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          3,205,758
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                    [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          21.3% (2)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------
(1) Based on (i) 3,116,102 outstanding shares of Common Stock of the Issuer, including 201,783 shares of unvested restricted stock with voting rights and
(ii) 89,656 shares of Common Stock that are issuable pursuant to the exercise of stock options and acquirable within 60 days of July 21, 2005, beneficially owned in the aggregate, as of July 21, 2005, by (i) Charles Crocker, (ii) Asad Madni and (iii) John LaBoskey, as represented and warranted in the Transaction Support Agreements (as defined in Item 3 below).

(2) Based on 15,067,980 shares of Common Stock of the Issuer, which includes
(i) 14,978,324 shares of Common Stock issued and outstanding as of July 19, 2005, including 565,466 shares of unvested restricted stock with voting rights, as represented and warranted in the Merger Agreement (as defined in Item 4 below) and (ii) 89,656 shares of Common Stock assumed to be issued pursuant to the exercise of stock options subject to Transaction Support Agreements and that are acquirable within 60 days of July 21, 2005.

Item 1. Security and Issuer.

         The class of equity security to which this Schedule 13D relates is the common stock, par value $.001 (the "Common Stock"), of BEI Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Post Street, Suite 2500, San Francisco, CA 94104.

Item 2. Identity and Background.

         This Schedule 13D is filed jointly by Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France ("Parent"), and Beacon Purchaser Corporation, a Delaware corporation ("Purchaser"). The agreement between Parent and Purchaser relating to the joint filing of this
Schedule 13D is attached as Exhibit 4 hereto.

         Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Parent manufactures and markets a comprehensive range of power and control products and services for the residential, buildings, industry, energy and infrastructure markets in the area of. Parent has 85,000 employees worldwide, operations in 130 countries and recorded sales of (euro)10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

         Purchaser was incorporated on July 14, 2005 for the purpose of effecting an acquisition of the outstanding shares of capital stock of the Issuer, as described in Item 4 below (the "Acquisition"). Purchaser has not engaged, and does not expect to engage, in any business other than in connection with Acquisition.

         The principal address of Parent is 43-45, bd. Franklin Roosevelt B.P. 236 92504 Rueil Malmaison Cedex, France. The principal address of Purchaser is 1415 South Roselle Road, Palatine, Illinois 60067.

         The name, citizenship, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Parent and Purchaser are set forth in Schedule I, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) hereby expressly disclaim beneficial ownership of any shares of Common Stock, and the filing of this Statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any such shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

         Parent and Purchaser may be deemed to have acquired beneficial ownership of 3,205,758 shares of Common Stock, pursuant to Transaction Support Agreements, each dated as of July 21, 2005, among Parent, Purchaser and each of Charles Crocker, John LaBoskey and Asad Madni (each a "Shareholder" and, collectively, the "Shareholders") (the "Transaction Support Agreements"). The Transaction Support Agreements were entered into in connection with, and as consideration for, the execution and delivery of the Merger Agreement (as defined in Item 4 below) by Parent and Purchaser, and Parent and Purchaser did not pay any additional consideration in connection with the execution and delivery of the Transaction Support Agreements.

         If shares of Common Stock are acquired by Purchaser pursuant to the Offer (as defined in Item 4), including any shares tendered pursuant to obligations under the Transaction Support Agreements, all funds used by Purchaser to purchase such shares will be made available to it from Parent. Parent currently intends to use cash on hand and/or a portion of the proceeds from the issuance of two tranches of notes of five and twelve year terms, respectively, pursuant to its existing (euro)3.5 billion Euro Medium Term Note Programme (the "Programme") with BNP Paribas, as arranger for the Programme, and the dealers named therein, in an aggregate principal amount not expected to be less than (euro)1 billion and on terms to be determined by market conditions, for this purpose. The total amount of funds required to purchase all of the currently issued and outstanding shares of the Common Stock pursuant to the Offer and the Merger (as defined in Item 4) is estimated to be approximately $533 million, plus any related transaction fees and expenses.

Item 4. Purpose of Transaction.

         On July 21, 2005, the Issuer, Parent and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides for (i) Purchaser to conduct a first step tender offer (the "Offer") for all of the issued and outstanding shares of Common Stock at a price per share of $35.00 in cash (the "Per Share Price"), and (ii) following the Offer, a second step merger of Purchaser with and into the Issuer, with the Issuer remaining as the surviving corporation (the "Merger"). Pursuant to the Merger, any outstanding shares of Common Stock, except for treasury shares, shares held by Purchaser and dissenting shares, will be converted into the right to receive cash in the amount of the Per Share Amount. In addition, in the Merger all outstanding options to purchase shares of Common Stock will be cancelled in exchange for cash in the amount of Per Share Amount, less the applicable option exercise price. Following the merger, the Issuer will be an indirect wholly owned subsidiary of Parent.

         The Offer is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including (i) acceptance of the Offer by at least a majority of the shares of Common Stock (calculated on a fully diluted basis), (ii) certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) the accuracy of the Issuer's representations and warranties and certain other customary conditions. The Merger is subject to stockholder approval, if required.

         Pursuant to each Transaction Support Agreement, each of the Shareholders has agreed to tender into the Offer (i) within five business days following commencement of the Offer, all shares of Common Stock beneficially owned by such Shareholder (the "Shares"), other than any unvested shares of restricted stock held by such Stockholder and (ii) promptly following the exercise thereof or the lapsing of applicable restrictions on transfer, any shares of Common Stock into which stock options owned by such shareholder are exercised or any shares of restricted stock, as applicable. Each Shareholder has also agreed not to withdraw any Shares so tendered unless (i) the Offer is terminated or has expired without Purchaser purchasing all tendered shares or
(ii) the applicable Transaction Support Agreement shall have terminated in accordance with its terms.

         In addition, pursuant to each Transaction Support Agreement, each Shareholder has agreed to vote, or execute written consents with respect to, all of such Shareholder's Shares (i) in favor of approval and adoption of the Merger Agreement and (ii) against (a) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty of the Shareholder or the Issuer under such Transaction Support Agreement or the Merger Agreement, as applicable, (b) any Alternative Acquisition Proposal (as defined in Section 5.2 of the Merger Agreement) and against any other action that is intended, or that would reasonably be expected, to prevent or otherwise materially interfere with, materially delay or frustrate the consummation of the transactions contemplated by the Merger Agreement, (c) any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Merger Agreement, and (d) any amendment to the articles of incorporation or by-laws of the Issuer, other than as contemplated by the Merger Agreement. Each Shareholder has also granted an irrevocable proxy to Parent and any designee thereof and each of Parent's officers, as such Shareholder's attorney, agent and proxy with the full power of substitution, to vote and otherwise act with respect to all such Shareholder's Shares at any meeting of the shareholders of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting) or pursuant to any action by written consent, in accordance with the foregoing.

         Under the Transaction Support Agreements, each Shareholder has agreed not to sell, transfer, pledge, assign or otherwise dispose of its Shares (or enter into a contract with respect to the foregoing), grant any proxies or enter into any voting agreement with respect to its Shares, deposit its Shares in any voting trust or knowingly take any action that would interfere with the performance of its obligations under the Transaction Support Agreement. Each Shareholder has also agreed not to solicit, initiate, knowingly facilitate or knowingly encourage the submission of any proposal that constitutes, or any inquiry or proposal that could reasonably be expected to lead to, any Alternative Acquisition Proposal with respect to the Issuer by any third party or engage in any negotiations or discussions concerning any Alternative Acquisition Proposal.

         In addition, under the Transaction Support Agreement entered into by Mr. Charles Crocker, the Chairman and CEO of the Issuer, Mr. Crocker has agreed with Parent and Purchaser that, in the event the Merger Agreement is terminated in specified circumstances, Mr. Crocker will pay to Parent the Profit Amount (as explained below) with respect to any sale or other disposition of Shares held by Mr. Crocker in his individual capacity, or 1,950,696 shares of Common Stock as of July 21, 2005, taking place within the one year period following such termination of the Merger Agreement. The "Profit Amount" equals one half of any amount which Mr. Crocker (or any permitted transferee under the Transaction Support Agreement) realizes on any such disposition of Shares in excess of the aggregate consideration which Mr. Crocker (or such permitted transferee) would have earned on such Shares pursuant to the transactions contemplated by the Merger Agreement, including any amendment thereto. The foregoing obligation of Mr. Crocker arises if (i) Parent terminates the Merger Agreement in accordance therewith as a result of (a) the withdrawal, amendment, modification or qualification of the recommendation of the Offer by the Issuer's Board of Directors or certain other related actions or omissions taken by the Company's Board of Directors relating its recommendation of the Offer or with respect to a competing transaction, including the Board's failure to recommend against a competing transaction upon the request of Parent or (b) the Company's willful, material breach of the non solicitation provisions of the Merger Agreement, (ii) the Issuer terminates the Merger Agreement to enter into a definitive agreement with respect to a Designated Superior Proposal (as defined in Section 5.2 of the Merger Agreement) or (iii) the Merger Agreement is terminated by either party because the Offer has expired as a result of the nonsatisfaction of a condition to the Offer without Purchaser having accepted for payment any shares of Common Stock and, at or prior to the time of termination, an Alternative Acquisition Proposal had been publicly disclosed (and not withdrawn prior to termination).

         Each Transaction Support Agreement terminates upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) mutual written agreement of applicable parties to terminate any Transaction Support Agreement, or (iii) the consummation of the transactions contemplated by the Merger Agreement.

         Pursuant to the terms of the Merger Agreement, following the time at which Purchaser first accepts for payment any shares of Common Stock tendered pursuant to the Offer (the "Acceptance Time"), Parent shall be entitled to elect or designate all of the directors on the Company's Board of Directors; provided, however, that prior to the consummation of the Merger, the Company's Board of Directors shall always have at least two members who in each case (i) is not an affiliate, representative or designee of Parent or Purchaser and (ii) was a member of the Board of Directors of the Company prior to the date of the Merger Agreement (including any successor thereof who is not an affiliate, representative or designee of Parent or Purchaser and was recommended or elected to succeed any such person by a majority of persons qualifying as such, a "Continuing Director"). Notwithstanding the foregoing, (i) in no event shall the requirement to have at least two Continuing Directors result in Parent's designees constituting less than a majority of the Company's Board of Directors unless Parent shall have failed to designate a sufficient number of directors to constitute at least a majority and (ii) if the number of Continuing Directors shall be reduced below two for any reason whatsoever (or immediately following the Acceptance Time there are not at least two then-existing directors of the Company who qualify to serve and are willing to serve as Continuing Directors), then the number of Continuing Directors required thereunder shall be reduced to the number of then-serving Continuing Directors (i.e., one or zero), unless any remaining Continuing Director is able to identify a person who qualifies as a Continuing Director and is willing to serve as a Continuing Director, in which case any such remaining Continuing Director shall be entitled (but not required) to designate such person to fill such vacancy, and such newly designated director shall be deemed a Continuing Director for purposes of the Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, in no event shall Parent be entitled to designate any directors to serve on the Company's Board of Directors unless it is then the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding shares of Common Stock.

         Pursuant to the Merger Agreement, if requested by Parent following the Acceptance Time, the Company shall, subject to compliance with applicable Legal Requirements, take all actions necessary (including promptly filling vacancies or newly created directorships on the Company's Board of Directors, promptly increasing the size of the Company's Board of Directors (including by amending the bylaws of the Company if necessary so as to increase such size) and/or promptly seeking the resignations of incumbent directors) to cause persons designated by Parent to be so elected or designated as directors of the Company.

         Pursuant to the Merger Agreement, the respective individuals who are directors of Purchaser immediately prior to the consummation of the Merger shall be the directors of the surviving corporation in the Merger immediately after consummation of the Merger.

         The foregoing summaries, and all references to the Merger Agreement and any Transaction Support Agreement set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the applicable Transaction Support Agreement filed as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

         As provided in the Merger Agreement, the articles of incorporation and by-laws of Purchaser as in effect immediately prior to the Merger, will be the articles of incorporation and by-laws of the surviving corporation after the Merger until thereafter amended. If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be delisted from the Nasdaq Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange.

         Except as indicated above, none of Parent, Purchaser or, to the knowledge of Parent and Purchaser any person named in Item 2 has any plans or proposals which relate to or would relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) The applicable responses of Parent and Purchaser with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference.

         (b) The applicable responses of Parent and Purchaser with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which each of Parent and Purchaser has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Each of Parent and Purchaser may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. However, each of Parent and Purchaser expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Transaction Support Agreements.

         Except as set forth in this Schedule 13D, to the knowledge of Parent and Purchaser, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Parent or Purchaser or, to the knowledge of Parent or Purchaser, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Parent and Purchaser, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of July 21, 2005, by and among Schneider Electric SA, Beacon Purchaser Corporation and BEI Technologies, Inc. (incorporated herein by reference to Exhibit 2.1 to BEI Technologies, Inc.'s Current Report on Form 8-K, filed July 27, 2005 (Commission File No. 000-22799)).

Exhibit 2 Form of Transaction Support Agreement entered into by Charles Crocker with Schneider Electric SA and Beacon Purchaser Corporation, dated as of July 21, 2005 (incorporated herein by reference to Exhibit 2.2 to BEI Technologies, Inc.'s Current Report on Form 8-K, filed July 27, 2005 (Commission File No. 000-22799))

Exhibit 3         Form of Transaction Support Agreement entered into by Asad
                  M. Madni and John LaBoskey with Schneider Electric SA and Beacon Purchaser Corporation, dated as of July 21, 2005 (incorporated herein by reference to Exhibit 2.2 to BEI Technologies, Inc.'s Current Report on Form 8-K, filed July 27, 2005 (Commission File No. 000-22799))

Exhibit 4.1 Joint Filing Agreement, dated July 28, 2005, between Schneider Electric SA and Beacon Purchaser Corporation.*

* Filed herewith

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                     SCHNEIDER ELECTRIC SA

                                     By:  /s/ Juan Pedro Salazar
                                          ------------------------------
                                     Name:  Juan Pedro Salazar
                                     Title: Senior Vice President
                                            and General Counsel


                                     BEACON PURCHASER CORPORATION

                                     By:  /s/ Juan Pedro Salazar
                                          -----------------------------
                                     Name: Juan Pedro Salazar
                                     Title: Vice President



Dated: July 29, 2005

                                                                   Schedule I
                                                                   ----------


 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

                  1. Directors and Executive Officers of Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. The business address of each such person is 1415 South Roselle Road, Palatine, Illinois, 60067-7399. Each director or officer of Purchaser has held his position within Purchaser since the entity was formed on July 14, 2005.




                                                       Present Principal Occupation or Employment;
Name                                                 Material Positions Held During the Past Five Years
----                                                 --------------------------------------------------
Pierre Bouchut                         Member of the Board of Directors and President of Purchaser.  Member of the
                                       Board of Directors and Chief Financial Officer of Parent since May 16, 2005.
                                       Mr. Bouchut served as CEO of Groupe Casino from May 29, 1998 to March 21,
                                       2005.  Mr. Bouchut is a citizen of the Republic of France.

Juan Pedro Salazar                     Member of the Board of Directors and Vice President of Purchaser.  Mr.
                                       Salazar has served as Senior Vice President, General Counsel of Parent since
                                       1994.  Mr. Salazar is a citizen of the Republic of France.

Howard Japlon                          Member of the Board of Directors and Secretary of Purchaser.  Mr. Japlon has
                                       served as Senior Vice President, General Counsel of the North American
                                       Operating Division of Parent and Senior Vice President, General Counsel and
                                       Secretary of Square D Company, a subsidiary of Parent, since January, 2004.
                                       Prior thereto, since March 2003, he was Deputy General Counsel and Assistant
                                       Secretary of Square D Company.  Prior thereto, since 1994, he was Assistant
                                       General Counsel and Assistant Secretary of Square D Company.  Mr. Japlon is a
                                       citizen of the United States of America.

                  2. Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Unless otherwise indicated, each such person is a citizen of the Republic of France and the business address of each such person is 43-45, bd. Franklin Roosevelt B.P. 236 92504, Rueil Malmaison Cedex, France. Each director or officer of Purchaser has held his position within Purchaser since the entity was formed on July 14, 2005.

                                                    Present Principal Occupation or Employment;
Name                                            Material Positions Held During the Past Five Years
----                                            --------------------------------------------------

Henri Lachmann                         Member of the Board of Directors and Chairman and Chief Executive
                                       Officer of Parent since February, 1999.  Mr. Lachmann is a citizen of the Republic of France.

Pierre Bouchut                         Member of the Board of Directors and Chief Financial Officer of
                                       Parent since May 16, 2005.  Member of the Board of Directors and
                                       President of Purchaser.  Mr. Bouchut served as CEO of Groupe Casino from May 29, 1998 to March 21, 2005.  Mr. Bouchut is a citizen of the Republic of France.

Jean-Pascal Tricoire                   Member of the Board of Directors and Chief Operating Officer of
                                       Parent since 2003.  Prior thereto, since 2000, Mr. Tricoire served as Executive Vice President to the International Division of
                                       Parent.  Mr. Tricoire is a citizen of the Republic of France.

Eric Pilaud                            Member of the Board of Directors since 2002 and Executive Vice
                                       President--Strategic Deployment of Parent since October, 2003.  From
                                       2002 until the end of 2003, Mr. Pilaud headed the Strategy-Markets
                                       Division.  Prior thereto, Mr. Pilaud served as Executive Vice
                                       President for the development of ebusiness of Parent. Mr. Pilaud is a citizen of the Republic of France.

Jean Francois Pilliard                 Member of the Board of Directors of Parent since 2003.  Mr. Pilliard has served as Executive Vice President--Human Resources and
                                       Communications of Parent since 2001.  Mr. Pilliard is a citizen of the Republic of France.

Daniel Bouton                          Member of the Board of Directors of Parent since December, 1995.
                                       Mr. Bouton has been Chairman and Chief Executive Officer of Societe Generale
                                       since 1997. Mr. Bouton is a citizen of the Republic of France.

Willy R. Kissling                      Member of the Board of Directors of Parent since December, 2001.
                                       Mr. Kissling served as the CEO of Unaxis from 1998 to 2002 and served as the Chairman of Unaxis Corporation from 1998 to 2005.  Mr.
                                       Kissling is a citizen of Switzerland.

Chris C. Richardson                    Member of the Board of Directors of Parent since May, 2004.  Mr.
                                       Richardson served as CEO of Schneider North America from 1998 to
                                       2004, when he retired.  Mr. Richardson is a citizen of the United
                                       States of America.

Piero Sierra                           Member of the Board of Directors of Parent.  Mr. Sierra has served as a Special Advisor for the administration of Pirelli & C SPA international companies since 1997.  Mr.  Sierra is a citizen of
                                       Italy.

James Ross                             Member of the Board of Directors of Parent since June, 1996.  Mr.
                                       Ross served as President of National Grid from 1995 to 2002, and
                                       Vice President of National Grid Transco from 2002 to 2004.  Mr. Ross is a citizen of Britain.

Gerard de La Martiniere                Member of the Board of Directors of Parent since June, 1996.  Mr. de
                                       La Martiniere served as CEO (Finance, Control and Strategy) at AXA
                                       Financial from 2000 to 2003.  Mr. de La Martiniere has served as the
                                       Chairman of Federation Francaise des Societes d'Assurances
                                       (F.F.S.A.) since 2003. Mr. de La Martiniere is a citizen of the Republic of France.

Caisse des Depots et                   Member of the Board of Directors of Parent since May, 2005.  Mr.
Consignations, represented by Jerome   Gallot was Director of the Competition, Consumer Affairs and
Gallot                                 Anti-Fraud Division of the French Ministry of Economy and Finance
                                       from 1997 to 2003, and has been Senior Executive Vice President of
                                       Caisse des Depots et Consignations since 2003.  Mr. Gallot is a citizen of the Republic of France.

Alain Burq                             Member of the Board of Directors of Parent since May, 2000.  Mr.
                                       Burq has been an employee of Parent since 1982.  Mr. Burq served as an advisor to the corporate services department from 2001 to 2002 and was appointed  President of Ordosoftware, a subsidiary of
                                       Parent, in 2003.  Currently Mr. Burq serves as an advisor for high added value services for energy and infrastructure.  Mr. Burq is a citizen of the Republic of France.

Rene Barbier de La Serre               Member of the Board of Directors of Parent since June, 2002.  Mr. de
                                       La Serre is otherwise retired.  Mr. de La Serre is a citizen of the
                                       Republic of France.

Serge Weinberg                         Member of the Board of Directors of Parent since May, 2005.  Mr.
                                       Weinberg served as the Chairman of the Management Board of
                                       Pinault-Printemps-Redoute from 1995 to 2005.  Mr. Weinberg is currently CEO of Weinberg Investissements where he has served since
                                       2005. Mr. Weinberg is a citizen of the Republic of France.

Claude Bebear                          Non-voting Member of the Board of Directors and Censor of Parent since May, 2004 and a full voting director of Parent from December,
                                       1986 to December, 2003.  Mr. Bebear has served as the President of
                                       AXA Financial's Advisory Board since 2000.  Mr. Bebear is a citizen of the Republic of France.

Noel Forgeard                          Member of the Board of Directors of Parent since May, 2005.  Mr.
                                       Forgeard joined the Airbus consortium in 1998 and was appointed
                                       President and CEO of Airbus in July, 2001.  Currently Mr. Forgeard
                                       is co-CEO of the European Aeronautics Defense and Space Company. Mr.
                                       Forgeard is a citizen of the Republic of France.
